Andina Acquisition Corp. III

Calle 113 # 7-45 Torre B

Officina 1012

Bogota, Colombia

VIA EDGAR

June 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Dale Welcome
Kevin Stertzel
Sergio Chinos
Asia Timmons-Pierce

Re:	Andina Acquisition Corp. III
Amendment No. 1 to Registration Statement on Form S-4
Filed May 26, 2021
File No. 333-254927

Ladies and Gentlemen:

Andina Acquisition Corp. III (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 9, 2021, regarding the Amendment No. 1 to the Company’s Registration Statement on Form S-4 submitted to the Commission on May 26, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Form S-4/A filed May 26, 2021

Certain Other Benefits in the Business Combination, page 12

1.	We note your response to comment 7. Please revise the last bullet point to provide the total value for the Insider Shares and Private Units as of the most recent practicable date.

In response to the Staff’s comment we have revised the disclosure on page 13 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information and Other Data

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2021, page 22

2.	Please revise your presentation to clarify that the other income (expense) line item is a subtotal. This comment also applies to your Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2020.

In response to the Staff’s comment, we have revised our presentation on page 22 of the Registration Statement.

3.	Please revise net loss in the combined column to be ($7,234).

In response to the Staff’s comment we have revised net loss in the combined column on page 22 of the Registration Statement.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2020, page 23

4.	It appears to us that the pro forma operating loss, assuming no redemptions and assuming maximum redemptions, should be ($15,732). Please revise your registration statement or tell us why your current presentation is appropriate.

In response to the Staff’s comment we have revised the disclosure on page 23 of the Registration Statement. We respectfully note, however, that based upon the revised proposed accounting treatment described in our response to the Staff’s second comment below related to Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, our presentation of pro forma operating loss has changed to $15,412.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 24

5.	Note (3) – We note your response to prior comment nine; however, it is unclear to us what is depicted by this pro forma adjustment. Please revise your disclosure to more fully clarify this adjustment.

In response to the Staff’s comment we have revised our disclosure on page 25 to more fully clarify this pro forma adjustment.

6.	Note (7) – We note your response to prior comment 12 and understand that due to Styrve’s continuing involvement, the transaction that does not qualify for sale-leaseback accounting will be recorded as a financing transaction. Please tell us how your proposed accounting treatment described in adjustment #7 reflects the financing method referred to in your response. Please refer to ASC 840-40-25-11 and ASC 840-40-55-63 for guidance.

In response to the Staff’s comment, we have revised the proposed accounting treatment reflected in Note (7) on page 25 of the Registration Statement to be consistent with a sale-leaseback transaction with continuing involvement using the financing method consistent with ASC 840-40 and ASC 320-20.  Accordingly, a financing obligation related to the operating lease in the amount of the sale price ($7,500 thousand) has been booked and the corresponding assets on the balance sheet are maintained. Under the finance method, rental payments are applied as amortization and/or interest expense on the financing obligation as appropriate using an assumed interest rate. For the reasons presented below, the full amount of the rental payments has been applied to interest expense (explanation below). If the transaction subsequently qualifies for sales recognition under ASC 840-40 and ASC 360-20 (e.g., due to Stryve no longer having continued involvement), the transaction would, at that time, be accounted for using sale-leaseback accounting, and the cumulative change in the related balance sheet accounts would be included in the computation of the gain.

The implicit interest rate used for purposes of the unaudited pro forma condensed combined financial information included in the Registration Statement was determined as follows:

●	Since the lease arrangement does not contain any form of residual value guarantee and the lease did not state an interest rate, the implicit interest rate needed to be calculated.

●

As such, Stryve’s incremental cost to borrow has been used for purposes of calculating the interest component of the rental payments. On a pro forma basis, after giving effect to the transactions contemplated by the Business Combination Agreement, Stryve’s incremental cost to borrow is estimated to be approximately 12%. This estimate is based on management’s experience and recent financings completed by Stryve and the rates included therein. On that basis, the interest expense on the finance obligation (12% x $7,500 thousand = $900 thousand) would be in excess of the annual rental payments of $720 thousand.  Based upon this, the rental payments are treated as interest-only payments on the financing obligation, an implied rate of 9.6% per annum.

Unaudited Comparative Share Information for the Three Months Ended March 31, 2021, page 27

7.	Please revise pro forma stockholders’ equity as of March 31, 2021, assuming no redemptions, to be $47,537.

In response to the Staff’s comment we have revised the pro forma stockholders’ equity as of March 31, 2021, assuming no redemptions, on page 27 of the Registration Statement. We respectfully note, however, that based upon the revised proposed accounting treatment described in our response to the Staff’s second comment above related to Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, our presentation of pro forma stockholders’ equity has changed to $47,578.

Certain Projected Financial Information, page 118

8.	We note your response to comment 18. Please revise your assumptions to describe with greater specificity and quantify where practicable.

In response to the Staff’s comment we have revised the disclosure on page 118 of the Registration Statement.

9.	We note that the projections of net revenues in 2021 reflect an increase of over 180% from 2020 levels. Given that the projections do not appear in line with historic operating trends, please clarify if the projections reflect anticipated changes or trends. Please disclose the reasonable basis for projecting significant increases in revenues, including the specific assumptions which management used in calculating the projections. Also disclose the specific risks relating to the assumptions and projections.

In response to the Staff’s comment we have we have revised the disclosure on pages 118-120 of the Registration Statement.

Material U.S. Federal Income Tax Consequences of the Domestication to Andina Shareholders, page 121

10.	We note that you intend for the transaction to qualify as a reorganization under Section 368 of the Code, please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

In response to the Staff’s comment, we have revised the disclosure on page 48 and page 124 of the Registration Statement. Additionally, we respectfully call the Staff’s attention to the statement on page 122 of the Registration Statement which says “The following description is the opinion of Ellenoff Grossman & Schole LLP.” Ellenoff Grossman & Schole LLP’s tax opinion, which is included as Exhibit 8.1 to the Registration Statement, also confirms that the statements in the Registration Statement under the heading “Proposal 2: The Business Combination Proposal - Material U.S. Federal Income Tax Consequences of the Domestication to Andina Shareholders” are the opinion of the Company’s tax counsel.

Critical Accounting Estimates

Goodwill, page 190

11.	We note your response to prior comment 25 and your revised disclosure. In one of your assumptions, you refer to the Entity’s (Reporting unit’s) current carrying value as $20.7 million. Please tell us what this amount represents and how it was determined.

In response to the Staff’s comment, we have expanded the disclosure on page 191 of the Registration Statement. In our revised disclosure, we have assumed that the Entity’s (Reporting unit’s) current carrying value, which we derived from information included in the Company’s financial statements as of December 31, 2021, is $20.7 million, which represents the assets of the business less non-debt liabilities. This current carrying value was determined as follows:

	For the Year Ended
	December 31, 2020

Total Assets	26,237,131	(i)
Total Liabilities	35,573,998	(ii)
Net Equity	(9,336,867)	(i - ii)	(a)

Line of Credit	3,500,000	(iii)
Current Debt	22,649,995	(iv)
Long-term Debt	3,874,235	(v)
Total Debt	30,024,230	(iii + iv + v)	(b)

Entity’s (Reporting unit’s) current carrying value	20,687,363		(a + b)

Andina Acquisition Corp. III Financial Statements as of and for the Three Months Ended March 31, 2021 and 2020

Note 2 - Restatement of Interim Financial Statement, page F-21

12.	Please tell us the facts and circumstances that resulted in the restatement including citing the authoritative literature you relied upon in your determination.

The Company considered the following facts and circumstances in determining to restate its interim condensed financial statements for three month period ended March 31, 2021 (the “Interim Financial Statements”).

Subsequent to the Company’s filing of its quarterly report on Form 10-Q for the three month period ended March 31, 2021 (the “Original Report”) with the Securities and Exchange Commission (the “SEC”), the Company became aware that guidance issued by the Financial Accounting Standard Board (FASB) in Accounting Standard Codification (ASC) 480-10-S99 (the “Guidance”) may have been misapplied when assessing the classification of the Company’s redeemable ordinary shares (“Public Shares”). Based on the Guidance, we identified a potential understatement in the number of Public Shares that the Company could potentially redeem under the terms of our Amended and Restated Memorandum and Articles of Association (the “Current Charter”) in view of the fact that in January 28, 2021, the Company entered into firm committed subscription agreements with certain institutional investors for a private placement of $42,500,000 of Class A Common Stock (the “Closing PIPE Investment”) expected to be consummated as a condition to the closing of the Business Combination. Proceeds from the PIPE Investment, when consummated, would enable us to redeem all of our Public Shares without failing to maintain $5,000,001 of minimum net tangible assets required to complete a business combination as stated in our Current Charter. We believe that this is a material fact that we did not take into consideration when assessing the classification of our Public Shares under the Guidance. Following our discovery of this error, the Company performed a materiality assessment, which led us to conclude that our interim financial statements could no longer be relied upon because Special Purpose Acquisition Corporation (“SPAC”) investors consider redemptions as critical to the portrayal of a SPAC’s financial statements. The Company’s Audit Committee authorized management to restate the Interim Financial Statements and the Company included the restated Interim Financial Statements in its amendment to the Original Report filed with the SEC on May 25, 2021.

For additional background, the Company’s outstanding shares include (i) ordinary shares that are subject to potential redemption upon the occurrence of business combination (“Public Shares”) and (ii) ordinary shares that, due to contractual restrictions, are not subject to redemption. Section 48.2 of our Current Charter states the following:

Prior to the consummation of any Business Combination, the Company shall either

a)	submit such Business Combination to its Members for approval; or

b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of taxes payable), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 upon consummation of any Business Combination.

Since the sole purpose of the Company is to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, our Current Charter limits the amount of Public Shares that we may redeem without failing to maintain the $5,000,001 minimum net tangible assets requirement. In the event, in connection with a business combination, holders of Public Shares elect to redeem such number of shares as would cause us to fall below the minimum requirement, no Public Shares would be redeemed, the business combination would not occur and, if the Company is unable to identify another business combination in accordance with the terms of our Current Charter, we would eventually be forced to liquidate. The foregoing notwithstanding, we consider all committed sources of capital that would be available to us in our measurement of redeemable shares, which may be important information to investors.

The Guidance we principally rely upon is the following sections of ASC 480-10-S99:

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date…

15. …If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

18. If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

The Company believes that such Guidance applies to special purpose acquisition companies and to the facts and circumstances relevant to the Company, as the Company is precluded from redeeming Public Shares in connection with a business combination if redeeming all of the Public Shares for which redemption has been requested would cause the Company to fall below the requirement that we maintain at least $5,000,001 of minimum net tangible assets in a business combination. Accordingly, the Company has determined that adjusting Public Shares to the maximum number of shares redeemable at each balance sheet date is most consistent with the above Guidance.

Further, based on the Company’s having entered into the subscription agreements with investors in the Closing PIPE Investment, the Company has determined, in consultation with its Audit Committee, that based on the investors’ contractual obligations under the subscription agreements, on the date that the Business Combination is consummated, the Company will be able to maintain the minimum required $5 million in tangible net assets and will have the ability to redeem all of the Public Shares (assuming that aggregate value of such Public Shares is approximately $13.54 million, which is the value of the cash and investments in the Company’s trust account as of June 10, 2021). As such, in accordance with the Guidance and based on the Company having entered into the subscription agreements related to the Closing PIPE Investment, all of the redeemable ordinary shares should be classified outside of permanent equity, as temporary equity, with the offset recorded to additional paid-in capital and accumulated deficit.

Stryve Foods, LLC Financial Statements as of and for the Three Months ended March 31, 2021 and 2020

Note 12 - Subsequent Event, page F-65

13.	Please revise your footnote to provide the disclosures required by ASC 855-10-50-1.

In response to the Staff’s comment, we have revised the footnote on page F-65 of the Registration Statement.

We thank the Staff for its review of the foregoing and the registration statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Julio A. Torres
Julio A. Torres
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP